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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     FORM 12b-25
                             NOTIFICATION OF LATE FILING
                                                                 SEC FILE NUMBER
                                                                       000-28863
                                                                    CUSIP NUMBER
                                                                     570658 20 3
(Check One)
|X| Form 10-K and Form 10-KSB   |_| Form 20-F   |_| Form 11-K
|_| Form 10-Q and Form 10-QSB   |_| Form N-SAR

                  For Period Ended: June 30, 2004
                                    ---------------------------------
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                   -----------------------------


  READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

         N/A
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PART I - REGISTRANT INFORMATION

         Markland Technologies, Inc.
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Full Name of Registrant

         N/A
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Former Name if Applicable

         54 Danbury Road, #207
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Address of Principal Executive Office (STREET AND NUMBER)

         Ridgefield, CT 06877
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  |X|    (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  |X|    (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form
                  N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, Form 20-F, Form 11-K, Form 10-Q and Form 10-QSB, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(ATTACH EXTRA SHEETS       The Company made a major acquisition on June 29,2004,
IF NEEDED)                 one day before the end of the reporting period. The
                           acquired company did not have audited financials and audits had to be performed for the previous two years. Also, the Company appointed new auditors on July 7, 2004. These factors made it unreasonable for the Company to submit the required information by the prescribed date.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Ken Ducey, Jr..               203                     894-9700
     -------------------------      -----------            -----------------
         (Name)                     (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As result of major acquisitions, the Company's revenues will substantially increase as will the losses attributable to shareholders. Because the latest acquisition was just completed on June 29th and subject to audit we are unable to quantify these changes at the moment.

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                           Markland Technologies, Inc.
                           ---------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 28, 2004               By: /s/ Kenneth P. Ducey, Jr.
      ------------------                   -------------------------------------
                                           Kenneth P. Ducey, Jr., President and
                                             Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.